February 28, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JR Resources Corp.
Acceleration Request for Registration Statement on Form S-4
File No. 333-262449

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JR Resources Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on March 2, 2022, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel, at (416) 367-7388.

Sincerely,

JR Resources Corp.

By:	/s/ Jonathan Awde
Jonathan Awde
President & CEO